United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Capitol Investment Corp. V

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

14064F100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14064F100	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons Capitol Acquisition Management V LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,395
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,395
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,395
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.4%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 14064F100	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Mark D. Ein
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,395
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,395
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,395
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.4%
12	Type of Reporting Person IN

CUSIP No. 14064F100	Schedule 13G	Page 3 of 6

ITEM 1.	(a)	Name of Issuer:

Capitol Investment Corp. V (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1300 17th Street North, Suite 820, Arlington, VA 22209.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Capitol Acquisition Management V LLC; and

Mark D. Ein.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 1300 17th Street North, Suite 820, Arlington, VA 22209.

(c)	Citizenship of each Reporting Person is:

Capitol Acquisition Management V LLC is organized under the laws of the state of Delaware. Mark D. Ein is a citizen of the United States.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

14064F100

ITEM 3.

Not applicable.

CUSIP No. 14064F100	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 34,500,000 shares of Class A Common Stock outstanding as of December 4, 2020, based on the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2020. The ownership information assumes the conversion of the shares of Class B common stock, par value $0.0001 (“Class B Common Stock”), of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Capitol Acquisition Management V LLC	5,336,395	13.4%	0	5,336,395	0	5,336,395
Mark D. Ein	5,336,395	13.4%	0	5,336,395	0	5,336,395

Capitol Acquisition Management V LLC is the record holder of 5,336,395 shares of Class B Common Stock.

Mark D. Ein is the managing member of Capitol Acquisition Management V LLC. As a result, Mark D. Ein may be deemed to share beneficial ownership of the shares of Class B Common Stock owned by Capitol Acquisition Management V LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 14064F100	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Capitol Acquisition Management V LLC

By:	/s/ Mark D. Ein
Name:	Mark D. Ein
Title:	Managing Member

Mark D. Ein

By:	/s/ Mark D. Ein

CUSIP No. 14064F100	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.